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                                                               EXHIBIT (a)(5)(B)

                                 [HASBRO LOGO]

                                                               February 29, 2000

To Our Shareholders:

     Hasbro, Inc., a Rhode Island corporation, is offering to purchase 17,250,000 shares, or such lesser number of shares as are properly tendered, of its common stock from existing shareholders. The price paid by Hasbro will not be in excess of $17.50 nor less than $15.25 per share, net to the seller in cash, without interest. Hasbro is conducting the tender offer through a procedure commonly referred to as a "Modified Dutch Auction". This procedure allows you to select the price within the specified price range at which you are willing to sell your shares to Hasbro. The actual purchase price will be determined by Hasbro in accordance with the terms of the tender offer. All shares purchased under the tender offer will receive the same price.

     A tender of shares will include a tender of the preference stock purchase rights issued under the Rights Agreement, dated as of June 16, 1999, between Hasbro and BankBoston, N.A., as Rights Agent. No separate consideration will be paid for these rights.

     Any shareholder whose shares are properly tendered directly to BankBoston, N.A., the depositary of the tender offer, and purchased under the tender offer will receive the net purchase price in cash, without interest, as promptly as practicable after the expiration of the tender offer. Shareholders who own fewer than 100 shares should note that the tender offer represents an opportunity for them to sell their shares without reduction for any odd lot discounts.

     The terms and conditions of the tender offer are explained in detail in the enclosed offer to purchase and the related letter of transmittal. I encourage you to read these materials carefully before making any decision with respect to the tender offer. The instructions on how to tender shares are also explained in detail in the accompanying materials.

     The board of directors of Hasbro has approved the tender offer. However, neither Hasbro nor its board of directors makes any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which your shares should be tendered. Hasbro's directors and executive officers have advised Hasbro that they will not tender any shares in the tender offer.

     The tender offer will expire at 12:00 Midnight, New York City time, on Monday, March 27, 2000, unless extended by Hasbro. If you have any questions regarding the tender offer or need assistance in tendering your shares, please contact D.F. King & Co., Inc, the information agent of the tender offer, at
(888) 460-7637, or Salomon Smith Barney Inc., the dealer manager of the tender offer, at (800) 996-7920.

                                         Sincerely,

                                         Alan G. Hassenfeld
                                         Chairman of the Board of Directors